Exhibit 99.1

SUZANO S.A.

Publicly Held Company

Taxpayer ID (CNPJ/ME) No. 16.404.287/0001-55

Company Registry (NIRE) No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS MEETING

(“Meeting”)

1.           Date, Time and Place: On February 10, 2021, at 11:00, in an exclusively electronic form, by videoconference, pursuant to item 6.4. of the Internal Regiment of the Board of Directors (“Board”) of Suzano S.A. (“Suzano” or “Company”).

2.           Attendance: The following Directors of the Company attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director), Rodrigo Kede de Freitas Lima and Hélio Lima Magalhães (Directors). The following members of the Company’s Audit Board (Conselho Fiscal) also attended the meeting as guests: Rubens Barletta, Eraldo Soares Peçanha and Luiz Augusto Marques Paes; Ana Paula Pessoa (also in the capacity of Coordinator of the Statutory Audit Committee - SAC); Mr. José Vital and Daniel Fumo, representatives of PriceWaterhouseCoopers Auditores Independentes (“PWC”), the Company’s independent auditors; all the members of the Board of Officers, Gabriela Moll and Stefan Tasoko.

3.           Chairman and Secretary: Mr. David Feffer presided over the meeting and Mr. Stefan Tasoko acted as secretary.

4.           Agenda: Issue a statement concerning the Management Report and the separate and consolidated Financial Statements of the Company and its respective Explanatory Notes, concerning the fiscal year ended on December 31, 2020, accompanied by the independent auditors’ report.

5.           Summary Form: The Directors unanimously resolved to draft these meeting minutes in summary form. The applicable documents presented with regard to the agenda are hereby filed at the Company’s headquarters.

6.           Resolutions: The attending Directors, unanimously and without reservations: (i) issued a favorable statement regarding the Management Report and the Company’s separate and consolidated Financial Statements and their respective Explanatory Notes, concerning the fiscal year ended on December 31, 2020, having analyzed independent auditors’ report and the favorable statement of the Statutory Audit Committee regarding this subject; (ii) authorized the corresponding disclosure of these documents in pursuant to applicable regulation and legislation; and (iii) approved the submission of these documents to the Company’s Annual Shareholders’ Meeting, to be called in a timely manner.

(continuation of the minutes of the meeting of the Board of Directors of Suzano S.A., held on February 10, 2021, at 11:00)

7.                  Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the Directors who participated.

São Paulo/SP, February 10, 2021.

David Feffer	Stefan Tasoko
Meeting President and Chairman of the Board of Directors	Secretary

Claudio Thomaz Lobo Sonder	Daniel Feffer
Vice-Chairman of the Board of Directors	Vice-Chairman of the Board of Directors

Nildemar Secches	Maria Priscila Rodini Vansetti Machado
Director	Director

Ana Paula Pessoa	Hélio Lima Magalhães
Director	Director

Rodrigo Calvo Galindo	Paulo Rogerio Caffarelli
Director	Director

Rodrigo Kede de Freitas Lima
Director